Mail Stop 3561

May 9, 2006

Ms. Jody L. Taylor
Chief Financial Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60423

Re: RC2 Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 1, 2006
File No. 0-22635

Dear Ms. Taylor:

      We have reviewed your response dated May 2, 2006 to our comment letter dated April 18, 2006 and have the following additional comments.

Note 3. Significant Accounting Policies, page F-8

Goodwill and Intangible Assets, page F-12

1. We note your response to our prior comment 6 in our letter dated April 18, 2006 regarding the useful life of 50 years assigned to customer relationships. In your analysis of how you determined the useful life of 50 years, you refer to the longstanding continuous relationships with the top customers of TFY and PM. Please tell us specifically how many years there has been a continuous relationship between TFY and PM with each of these top customers. Tell us if there has been any change in customer satisfaction since the acquisition. Further, please tell us if you had previously existing relationships with the same customers at the time of the acquisitions.

2. You indicate the strength of the products and power and size of the retailers supports a longer useful life when considering such factors as competition, demand and the customer changing suppliers. Please tell us what consideration you gave to the fact that customers may go out of business, close stores or restructure.

3. We note the fair value of the top customer relationships was determined through an independent third party valuation and you will use the guidelines of FAS 142 for the annual impairment test. Please tell us how the fair value was determined and the method used to determine and measure impairment.

Note 8. Commitments and Contingencies, page F-22

4. You state that the leases not expensed on a straight-line basis do not have a material impact on the financial statements individually or in the aggregate. Please clarify how your recognition of rent expense is in compliance with GAAP or revise your policy to be consistent with GAAP in future filings. Refer to Staff Accounting Bulletin Topic 1M.

                        *   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

                                            Sincerely,

                                            Michael Moran
                                            Branch Chief